                                                                   Exhibit 1(5)



                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                     ENDORSEMENT - PAID UP LIFE INSURANCE OPTION

This endorsement is a part of the Policy to which it is attached. The insured under the Policy is the insured under this endorsement.

Benefit: Paid up life insurance is insurance, usually having a reduced Face Amount , which continues for the lifetime of the insured with no further premiums due. The amount of paid-up insurance is the amount the Policy's surrender value can purchase for a net single premium at the insured's age and class of risk on the date this option is exercised. In the event the Face Amount of the Policy has been increased, the class of risk for the paid-up life insurance will be the class of risk assigned to the last increase.

The paid-up insurance death benefit may not be less than $10,000 or exceed the Policy's sum insured in effect on the date this option is exercised. In the event that the surrender value exceeds the net single premium for the Policy's sum insured on the date this option is exercised, the excess surrender value will be paid to you.

Basis of Value: The Policy value and net single premium of the paid-up insurance meet the minimum standards which are set by state law. The net single premium is based on the Commissioners 1980 Standard Ordinary Mortality Table, Smoker or Non-Smoker; Male, Female or Table B for unisex risks (or appropriate increases in such tables for non-standard risks). Interest will not be less than 4-1/2% per annum nor higher than the maximum rate allowed by law.

Exercise of Option: The paid-up insurance option may be exercised by you on written request. The Company will issue supplemental specifications pages that show the Policy as paid-up effective as of the monthly payment date following receipt of the written request.

The supplemental specifications pages will show:

-  the effective date of paid-up insurance;
-  the paid-up death benefit;
- the interest rate used to calculate the cash values and paid-up insurance benefit; and
-  riders.

If this endorsement is attached to a Retirement Series Flexible Premium Adjustable Life Insurance Policy, this option may not be elected if the Deferred Retirement Benefit Option has previously been elected.

Effect on the Policy: After the Policy becomes paid-up, no further premiums may be paid by you. You may not increase or decrease the death benefit; the death benefit remains level. You may not make partial withdrawals and, if this is a variable life insurance Policy, transfer funds to the Variable Account. You may make Policy loans or surrender the Policy for its net cash value. Riders will continue only with the consent of the Company.

The guaranteed cash value of the paid-up insurance equals the net single premium for the paid-up insurance at the insured's attained age. The net single premium is determined on the same basis as is used for the purchase price of the paid-up insurance. The net cash value is the cash value less debt. The Policy loan interest rate will be 6%. The loan value of paid-up insurance is the amount that, with interest at 6% per year, equals the cash value of the paid-up Policy as of the next Policy anniversary.

Misstatement of Age or Sex: If the insured's age or sex is misstated, the amount of paid-up insurance will be that which the net single premium would have purchased at the correct age or sex.


                      Signed for the Company at Dover, Delaware


         /s/ Richard M. Reilly                      /s/ Abigail M. Armstrong
               President                                    Secretary

                ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                              PREFERRED LOAN ENDORSEMENT


This Endorsement is a part of the Policy or certificate to which it is attached.

While this Endorsement is in force, the interest rate credited to that portion of the Policy value equal to existing debt will not be less than 7-1/2% after the tenth Policy anniversary.

You may cancel this Endorsement at any time on written request. This Endorsement will be canceled if the Paid-Up Life Insurance Option is elected.


                      Signed for the Company at Dover, Delaware




         /s/ Richard M. Reilly                      /s/ Abigail M. Armstrong
               President                                    Secretary